CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Callable 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes due June 8, 2027	$5,000,000.00	$573.00
Guarantee of Senior Callable 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes due June 8, 2027	–	(2)
Total	$5,000,000.00	$573.00

(1)	Calculated in accordance with Rule 457(r)

(2)	Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantee

Pricing Supplement No. 17 (To Prospectus Supplement dated June 6, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 June 6, 2012
US$5,000,000
Lloyds TSB Bank plc
fully and unconditionally guaranteed by Lloyds Banking Group plc
Senior Callable 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes due June 8, 2027
Medium-Term Notes, Series A
Notes:	Senior Callable 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes due June 8, 2027, Medium-Term Notes, Series A (each a “Note” and collectively, “the Notes”)	Issuer:	Lloyds TSB Bank plc
		Guarantor:	Lloyds Banking Group plc
		Aggregate Principal Amount:	US$5,000,000.
Trade Date:	June 6, 2012	Issue Price:	At variable prices
Issue Date:	June 8, 2012	Denominations:	Minimum denominations of US$1,000 and multiples of US$1,000 thereafter.
Maturity Date:	June 8, 2027
Business Day:	New York and London, following, unadjusted	CUSIP:	5394E8AV1
Day-Count Convention:	30/360	ISIN:	US5394E8AV12
Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Guarantee:
The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantee will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity. Repayment of principal at maturity and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Interest Rate:
For each Interest Period (as defined below) commencing on or after the Issue Date to but excluding the Maturity Date, the interest rate per annum will be equal to the product of the Accrual Rate and the applicable Accrual Factor.

Reference Rate:	6-Month USD LIBOR (Designated LIBOR Page: Reuters: LIBOR01).
Reference Rate Range:	Greater than or equal to 0.00% and less than or equal to 7.00%
Index:	The S&P 500® Index.
Index Level:
For any Index Business Day, the closing level of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Market Disruption Events and Index Adjustments” herein.

Index Barrier:	995
Index Business Day:
A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Accrual Rate:	8.00% per annum
Accrual Factor:
For any Interest Period, (A) the number of calendar days in that Interest Period on which (i) the value of the Reference Rate with respect to that day is within the applicable Reference Rate Range; and (ii) the Index Level with respect to that day is greater than or equal to the applicable Index Barrier, divided by (B) the total number of calendar days in that Interest Period.  If any calendar day during an Interest Period is not a Business Day, then the Reference Rate with respect to such day will equal the Reference Rate observed on the immediately preceding Business Day and if any calendar day during an Interest Period is not an Index Business Day or if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day with respect to which no Market Disruption Event has occurred.  Notwithstanding anything else to the contrary, the determination of the value of the Reference Rate or the Index Level with respect to any calendar day shall be subject to the Accrual Rate Determination Cut-off provisions described on the following page. See “The Reference Rate” and “Market Disruption Events and Index Adjustments” herein.

Interest Payment Dates:
Quarterly, payable in arrears on the 8th day of each March, June, September and December, commencing on (and including) September 8, 2012 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Redemption at the Option of the Issuer:
We may redeem your Notes, in whole, at the Redemption Price set forth below, on any Interest Payment Date commencing on (and including) June 8, 2017, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:
If we exercise our redemption option, you will be entitled to receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to, but excluding, the Early Redemption Date.

Selling Agent:	Barclays Capital Inc. (the “Selling Agent”)
(key terms continued on next page)
Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-2 below.
The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1) (2)	Selling Agent’s Commission (3)	Proceeds to Lloyds TSB Bank plc
Per Note	At variable prices	$50.00	$950.00
Total	At variable prices	$250,000.00	$4,750,000.00

(1)
The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices or at negotiated prices; provided however, that such price will not be less than $950 per $1,000 principal amount of the Notes and will not be more than $1,000 per $1,000 principal amount of the Notes.  See “Risk Factors—The price you paid for the Notes may be higher than the prices paid by other investors” on page PS-3 of this pricing supplement.

(2)
The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the price you paid. This is because the price you paid includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes. For additional information, see “Risk Factors — The price you paid for the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices, if any” on page PS-3 of this pricing supplement. You may also be charged fees if you buy the Notes through your registered investment advisers for managed fee-based accounts.

(3)
The Selling Agent will receive varying commissions from the Issuer of up to $50.00 per $1,000 principal amount of the Notes, or $250,000 of the Aggregate Principal Amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. See “Supplemental Plan of Distribution” on page PS-19 of this pricing supplement.

June 6, 2012

(key terms continued from previous page)
Interest Period:
The initial Interest Period will begin on, and include, the Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Accrual Rate Determination Cut-Off:
With respect to any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed or displayed on any securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Calculation Agent:	Barclays Bank PLC
Governing Law:	New York

ABOUT THIS PRICING SUPPLEMENT

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds TSB Bank plc;

•	“LBG” and the “Guarantor” mean Lloyds Banking Group plc;

•
“Notes” refers to the Senior Callable 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes due June 8, 2027, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the accompanying prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the accompanying prospectus supplement dated June 6, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement, together with the prospectus supplement and prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	the prospectus supplement dated June 6, 2011 and the prospectus dated December 22, 2010 can be accessed at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1160106/000095010311002265/dp23013_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1167831.

Alternatively, LBG, Lloyds Bank, the Selling Agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your Selling Agent’s sales representative, such dealer or toll free 1-888-227-2275 (Extension 2-3430). A copy of these documents may also be obtained from the Selling Agent by writing to it at 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and the Selling Agent are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. This pricing supplement, the prospectus supplement and the prospectus are current only as of their respective dates.

RISK FACTORS

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisers in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisers before you invest in the Notes.

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are also dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

The Notes are subject to interest payment risk based on the Reference Rate and the Index Level.

Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes for any Interest Period is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is within the Reference Rate Range, and the Index Level is greater than or equal to the Index Barrier.  For each calendar day in an Interest Period on which the Reference Rate is within the Reference Rate Range and the Index Level is greater than or equal to the applicable Index Barrier, interest will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier, no interest will accrue.

As a result, if the Reference Rate is outside the applicable Reference Rate Range and/or the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier, then interest will not accrue for that Interest Period, and you will receive no interest payment on the related Interest Payment Date.  If the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive no interest payments on your Notes throughout their term.

The Reference Rate for any day from and including the fifth New York and London Banking Day prior to the Interest Payment Date of an Interest Period will be the Reference Rate for such fifth day.

Because the Reference Rate with respect to each day from and including the fifth New York and London Banking Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Reference Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date, if the Reference Rate on the Reference Rate Cut-Off Date is not within the Reference Rate Range, you will not receive any interest in respect of the days from and including the Reference Rate Cut-Off Date to but excluding the relevant Interest Payment Date, even if the Reference Rate as actually calculated on any of those days were to be within the Reference Rate Range.

The Index Level for any day from and including the fifth Index Business Day prior to the Interest Payment Date of an Interest Period will be the Index Level for such fifth Index Business Day.

Because the Index Level with respect to each day from and including the fifth Index Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, an “Index Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be equal to the Index Level in effect on the relevant Index Rate Cut-Off Date, if the Index Level on that Index Business Day is less than the Index Barrier, you will not receive any interest in respect of the days from and including the Index Rate Cut-Off Date to but excluding the relevant Interest Payment Date, even if the Index Level as actually calculated on any of those days were to be greater than or equal to the Index Barrier.

The Notes will be subject to early redemption at our option.

We may redeem the Notes prior to the Maturity Date on any quarterly Interest Payment Date, beginning on June 8, 2017. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes.  In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. In addition, we have the right to redeem the Notes in the event of certain tax events as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus.  If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

The price you paid for the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices, if any.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, we have taken into account compensation to the Selling Agent for distributing the Notes, which is reflected in the Selling Agent’s commission described on the cover of this pricing supplement, as well as certain costs associated with hedging our obligations under the Notes. The price you paid for the Notes reflects these factors. As a result, the value of the Notes on the Issue Date is expected to be less than the price you paid for the Notes. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Selling Agent or another purchaser is willing to purchase the Notes in secondary market transactions will likely be less than the price you paid for the Notes. This is due to, among other things, the fact that the price you paid for the Notes includes, and secondary market prices are likely to exclude, the Selling Agent’s commission with respect to, and the hedging costs associated with, the Notes. The cost of hedging includes the projected profit that may be realized in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. A profit may be realized by us or the Selling Agent from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by the Selling Agent, as a result of dealer discounts, mark-ups or other transaction costs.

The price you paid for the Notes may be higher than the prices paid by other investors.

The Selling Agent proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction cost, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

The amount of interest payable on the Notes may be less than the return you could earn on other investments with a comparable maturity.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the amount of interest payable on the Notes, if any, will be based on the levels of the Reference Rate and the Index, the interest rate that will apply during each Interest Period to the Notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

If the value of the Reference Rate or the level of the Index changes, the value of the Notes may not change in the same manner.

The price of your Notes may move differently than the value of the Reference Rate or the level of the Index. Changes in the value of the Reference Rate or the level of the Index may not result in a comparable change in the value of your Notes. We discuss some of the reasons for this disparity under “—The amount of interest payable on the Notes may be less than the return you could earn on other investments with a comparable maturity” above and “—The value of the Notes prior to maturity, the Reference Rate and the Index Level will be influenced by many unpredictable factors, and the value of the Notes may be less than the price you paid” below.

The Notes will not be listed or displayed on any securities exchange or quotation system, and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued, and the Notes will not be listed or displayed on any securities exchange or quotation system; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or nonexistent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the Selling Agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the Selling Agent and/or its affiliates are not obligated to do so. If we, the Selling Agent and/or its affiliates make such a market in the Notes, we, the Selling Agent and/or any such affiliate may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we and/or our affiliates, the Selling Agent and/or its affiliates may be willing to buy the Notes. It is expected that transaction costs in any secondary market would be high and, as a result, the difference between bid and asked prices for your Notes would be significant. Accordingly, you should be willing to hold the Notes until the Maturity Date, and you may incur a loss if you sell the Notes prior to the Maturity Date or the Early Redemption Date, as applicable. In addition, the Selling Agent may, at any time, hold unsold inventory which may inhibit the development of a secondary market for the Notes.

The value of the Notes prior to maturity, the Reference Rate and the Index Level will be influenced bymany unpredictable factors, and the value of the Notes may be less than the price you paid.

The value of the Notes may be less than the price you paid for the Notes. The value of the Notes, the Reference Rate and the Index Level may be affected by a number of factors that may either offset or magnify each other, including the following:

•       the current and projected values of the Reference Rate and the levels of the Index;
•       the volatility (i.e., the frequency and magnitude of changes in the values and levels) of the Reference Rate and the Index;
•       the time remaining to maturity of the Notes; in particular, as a result of a “time premium,” the Notes may have a value above that which would be expected based on the level of the interest rates and the values of the Reference Rate and the levels of the Index at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the values of the Reference Rate and the levels of the Index during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the values of the Reference Rate and the levels of the Index at such time, may adversely affect the value of the Notes;
•       the aggregate amount of the Notes outstanding;
•       the level, direction and volatility of market interest and yield rates generally;
•       geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, judicial or other events that affect the markets generally;
•       the supply and demand for the Notes in the secondary market, if any;
•       any market making activities with respect to the Notes; or
•       the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

In particular, to the extent that, during the term of the Notes, the Reference Rate remains outside the Reference Rate Range or the Index Level is less than the Index Barrier, the value of the Notes may decrease and you may receive substantially less than 100% of the price you paid if you wish to sell your Notes at such time.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date, or the Early Redemption Date, if applicable, in the secondary market, if any. If you sell your Notes before the Maturity Date, or the Early Redemption Date, if applicable, the price that you receive may be less, and may be substantially less, than the price which you paid.

Adjustments to the Index could adversely affect the value of the Notes.

The publisher of the Index can add, delete or substitute the stocks comprising the Index (each, an “Index Component Stock”), and can make other methodological changes required by certain events relating to the Index Component Stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the level of the Index. Any of these actions could adversely affect the value of the Notes.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Index.  The Calculation Agent could have an economic interest that is different than that of investors in the Notes insofar as, for example, the Calculation Agent is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.  If the Calculation Agent determines that there is no appropriate successor index, on any day on which the Index Level is to be determined, the Index Level for such day will be based on the stocks comprising the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent, in accordance with the formula for calculating the Index Level last in effect prior to discontinuance of the Index.

Investing in the Notes is not equivalent to investing in the Index or the stocks comprising the Index.

Investing in the Notes is not equivalent to investing in the Index or its component stocks.  As an investor in the Notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Index.

Hedging and trading activity by the Calculation Agent and its affiliates could potentially adversely affect the level of the Index.

The Calculation Agent and/or its affiliates have carried or will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the Index Component Stocks as well as in other instruments related to the Index or the Index Component Stocks.  The Calculation Agent and some of its other subsidiaries also trade in the Index Component Stocks and other financial instruments related to the Index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day the Notes are priced for initial sale to the public could potentially decrease the Index Level, thus increasing the risk that the Index Level will be less than the Index Barrier during the term of the Notes.

There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.

We and our affiliates and the Selling Agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. Trading activities related to interest rate movements, including short-term and long-term interest rate swaps and other instruments that may affect interest rates, have been entered into or may be entered into on behalf of us, our affiliates, the Selling Agent, its affiliates or their respective customers, that are not for the account of the investors in the Notes or on their behalf. In particular, as described below under “Use of Proceeds; Hedging,” we, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rate and the Index and its component securities, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the Selling Agent and its affiliates will have in each of their respective proprietary accounts and in facilitating transactions, including block trades and options and other derivatives transactions, for their respective customers and in accounts under each of their respective management. These trading activities, if they influence the levels of the Reference Rate and/or the Index or any other factor that may affect the amount of interest that may be paid on any Interest Payment Date, could be adverse to your interests as an investor in the Notes. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

There may be potential conflicts of interest between investors in the Notes and the Calculation Agent.

As Calculation Agent for your Notes, Barclays Bank PLC, an affiliate of the Selling Agent, will have discretion in making certain determinations that affect your Notes, including determining the interest rate, the Reference Rate, the Index Level, the occurrence or nonoccurrence of Market Disruption Events and the selection of a Successor Index or calculation of the Index Level in the event of a discontinuance of the Index, and that may adversely affect any payments you may receive in respect of the Notes.  The exercise of this discretion by Barclays Bank PLC could adversely affect the value of your Notes and may present a conflict of interest between the investors’ interests in the Notes and the interests of Barclays Bank PLC. We may change the Calculation Agent at any time without notice to you.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports, express opinions or provide recommendations and engage in other transactions that could adversely affect the value of the Notes.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any such reports, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

We and the Selling Agent or any of its affiliates also may issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that may have features similar to those of the Notes, including similar rates of interest or maturities. By introducing competing products into the marketplace in this manner, we and the Selling Agent or its affiliates could adversely affect the value of the Notes.

The historical values of the Reference Rate and levels of the Index should not be taken as an indication of the future values of the Reference Rate and the levels of the Index.

In the past, the values of the Reference Rate and the levels of the Index have experienced significant fluctuations. You should note that historical values or levels, fluctuations and trends of the Reference Rate and the Index are not necessarily indicative of future values or levels. Any historical upward or downward trend in the Reference Rate or the Index is not an indication that the Reference Rate or the Index is more or less likely to increase or decrease at any time during the term of the Notes. Changes in the values of the Reference Rate and the levels of the Index will affect the value of the Notes, but neither we nor you can predict the future performance of the Reference Rate and the Index based on historical performance. The actual performance of the Reference Rate and the Index during the term of the Notes, as well as the interest payable, if any, on each Interest Payment Date, may bear little or no relation to the hypothetical values or levels of the Reference Rate and the Index or to the hypothetical examples shown in this pricing supplement.

The Notes may not be a suitable investment for you under certain circumstances.

The Notes may not be a suitable investment for you, if, among other things:

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•	you believe that the Reference Rate will be above 7.00% or below 0.00%, or that the Index Levels will be below 995, for the entire term or significant periods of time during the term, of the Notes;

•	you are unable to accept the risk that the Notes may pay interest at a very low rate or even zero interest in respect of any Interest Payment Date;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity;

•
you are unwilling to accept the risk that the Notes may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

THE REFERENCE RATE

“LIBOR” as defined in the accompanying prospectus supplement in the section called “Description of the Notes and the Guarantees—Floating Rate Notes—LIBOR notes” with an index maturity of 6 months and a Designated LIBOR Currency of U.S. dollars and as displayed on Reuters Page LIBOR01 (or any other page as may replace such page on such service); provided that for the determination of the Reference Rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London Banking Day, in which case the Reference Rate shall be the Reference Rate on the immediately preceding London Banking Day.

If 6-Month USD LIBOR is not available on Reuters Page LIBOR01 on a calendar day that is a London Banking Day (such day, a “LIBOR Unavailable Day”), the Reference Rate with respect to such LIBOR Unavailable Day will be determined pursuant to the procedures described below:

•
The Calculation Agent shall request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent after consultation with us, to provide the Calculation Agent with its offered quotation for the rate for deposits in the Designated LIBOR Currency for the period of the index maturity of 6 months, commencing on such LIBOR Unavailable Day, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Unavailable Day and in a principal amount that is representative of a single transaction in that Designated LIBOR Currency in that market at that time.

•
If at least two quotations are provided, LIBOR determined on that LIBOR Unavailable Day will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the applicable LIBOR Unavailable Day as the arithmetic mean of the rates quoted at approximately 11:00 a.m., London time, in the applicable principal financial center of the United States on that LIBOR Unavailable Day, by three major banks in that principal financial center selected by the Calculation Agent, after consultation with us, for loans in the Designated LIBOR Currency to leading European banks, having the index maturity of 6 months and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

•
If fewer than three major banks in that principal financial center selected by the Calculation Agent are quoting as set forth above, the Reference Rate for that LIBOR Unavailable Day will remain the Reference Rate (with the index maturity of 6 months) in effect for the immediately preceding calendar day with respect to which LIBOR (with the index maturity of 6 months) appeared on Reuters Page LIBOR01.

New York Banking Day

“New York Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

London Banking Day

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

New York and London Banking Day

“New York and London Banking Day” means a day that is both a New York Banking Day and a London Banking Day.

THE INDEX

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its composition, its method of calculation and changes in its components and its historical closing levels, from publicly available information.  We have not participated in the preparation of, or independently verified, such publicly available information.  All information regarding the S&P 500® Index set forth in this index supplement reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”).  The S&P 500® Index is calculated, maintained and published by S&P. The S&P 500® Index is reported by Bloomberg under the ticker symbol “SPX <Index>”.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500® Index

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by S&P for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$3.5 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e., U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the S&P 500® Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

The S&P 500® Index does not reflect the payment of dividends on the stocks included in the S&P 500® Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500® Index

As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the S&P 500® Index. With a float-adjusted index, the share counts used in calculating the S&P 500® Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted S&P 500® Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
•	holdings by government entities, including all levels of government in the United States or foreign countries; and
•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

In cases where holdings in a group as described above exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index’s calculation. In addition, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares held in a trust to allow investors in countries outside the country of domicile (such as ADRs and Canadian exchangeable shares), shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are, however, considered part of the float.

Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December. Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events).

As discussed above, the value of the S&P 500® Index is the quotient of (1) the total float-adjusted market capitalization of the S&P 500® Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500® Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require adjustments to the index divisor.

Additional information on the S&P 500® Index is available on the following website:  http://www.standardandpoors.com. We are not incorporating by reference this website or any information contained therein.

License Agreement between S&P and Lloyds Bank

“Standard & Poor’s”, “S&P”, “S&P 500”, “Standard & Poor’s 500”, and “500” are trademarks of Standard & Poor’s and have been licensed for use, on a nonexclusive basis, by Lloyds Bank and its affiliates in connection with securities, including the Notes.  The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

MARKET DISRUPTION EVENTS AND INDEX ADJUSTMENTS

Market Disruption Events

Any of the following will be a market disruption event with respect to the S&P 500® Index:

•
a suspension, absence or limitation of trading in the Notes comprising the S&P 500® Index (each, an “Index Component”) constituting 20% or more, by weight, of that index in their respective primary markets, in each case for more than two hours of trading or during the one-half hour period preceding the close of the regular trading session in such market or, if the relevant valuation time is not the close of the regular trading session in such market, the relevant valuation time;

•
a suspension, absence or limitation of trading in futures or options contracts relating to the S&P 500® Index on their respective markets or in futures or options contracts relating to any Index Components constituting 20% or more, by weight, of that index in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour period preceding the close of the regular trading session in such market or, if the relevant valuation time is not the close of the regular trading session in such market, the relevant valuation time;

•
any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants in general to (1) effect transactions in, or obtain market values for, Index Components constituting 20% or more, by weight, of that index in their respective primary markets, or (2) effect transactions in, or obtain market values for, futures or options contracts relating to that index or futures or options contracts relating to any Index Components constituting 20% or more, by weight, of that index in the respective primary markets for those contracts, in either case for more than two hours of trading or at any time during the one-half hour period preceding the close of the regular trading session in such market or, if the relevant valuation time is not the close of the regular trading session in such market, the relevant valuation time;

•
the closure on any day of the primary market for futures or options contracts relating to the S&P 500® Index or Index Components constituting 20% or more, by weight, of that index on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (1) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (2) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (1) the primary markets for Index Components constituting 20% or more, by weight, of that index or (2) the exchanges or quotation systems, if any, on which futures or options contracts on that index are traded, fails to open for trading during its regular trading session; or

•
any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to effect or unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds; Hedging” herein;

and, in any of these events, the Calculation Agent determines that the event was material.

A “scheduled trading day” means any day on which (a) the value of the S&P 500® Index is published, and (b) trading is generally conducted on the markets on which the Index Components are traded, in each case as determined by the Calculation Agent in its sole discretion.

A “valuation date” means each scheduled trading day on which the Index Level is determined.

The following events will not be market disruption events:

•	a limitation on the hours or number of days of trading in the relevant market only if the limitation results from an announced change in the regular business hours of the relevant market; or
•	a decision to permanently discontinue trading in futures or options contracts relating to the S&P 500® Index.

For this purpose, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in an Index Component in its primary market, or in futures or options contracts relating to the S&P 500® Index or any Index Component, if available, in the primary market for those contracts, by reason of any of:

•	a price change exceeding limits set by that market;
•	an imbalance of orders relating to the Index Component or those contracts, as applicable; or
•	a disparity in bid and ask quotes relating to the Index Component or those contracts, as applicable,

will constitute a suspension or material limitation of trading in such Index Component in its primary market or in futures or options contracts relating to the S&P 500® Index or that Index Component in the primary market for those contracts.

For the purpose of determining whether a market disruption event with respect to the S&P 500® Index exists at any time, if trading in an Index Component is materially suspended or limited at that time, then the relevant percentage contribution of that Index Component to the level of the S&P 500® Index shall be based on a comparison of (x) the portion of the level of the S&P 500® Index attributable to that Index Component relative to (y) the overall level of the S&P 500® Index, in each case immediately before that suspension or limitation.

If the Calculation Agent determines that a market disruption event occurs or is continuing on any valuation date, the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred or is continuing.

Adjustments Relating to the S&P 500® Index

If any sponsor discontinues publication of or otherwise fails to publish any index to which the Notes are linked and that sponsor or another entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued index (that index being referred to herein as a “successor index”), then the level will be determined by reference to the level of that successor index on the date as of which that level is to be determined.

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the indenture, to each security holder, or in the case of global securities, the depositary, as holder of the global securities.

If a successor index is selected by the Calculation Agent, the successor index will be used as a substitute for the index to which the Notes are linked for all purposes, including for purposes of determining whether a market disruption event exists with respect to that index.

If (1) the index is discontinued or (2) a sponsor fails to publish the index, in either case, prior to (and that discontinuance is continuing on) a valuation date and the Calculation Agent determines that no successor or substitute index is available at that time, then the Calculation Agent will determine the value to be used for the level. The value to be used for the level will be computed by the Calculation Agent in the same general manner previously used by the related sponsor and will reflect the performance of that index through the business day on which that index was last in effect preceding such date of discontinuance. In that case, the Calculation Agent will treat any business day on which the primary exchange for futures or options contracts relating to that index is open for trading as a business day for that index for purposes of the determination of the final level. In that event, the Calculation Agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the indenture, to each security holder, or in the case of global securities, the depositary, as holder of the global securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any index to which the Notes are linked may adversely affect the value of, and trading in, the Notes.

If at any time, there is:

•	a material change in the formula for or the method of calculating the level of the index to which the Notes are linked or a successor index;
•	a material change in the content, composition or constitution of the index to which the Notes are linked or a successor index;
•
a change or modification to the index to which the Notes are linked or a successor index such that the index to which the Notes are linked or successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index to which the Notes are linked or successor index had those changes or modifications not been made; or

•
any other event, if the Calculation Agent determines that the event materially interferes with our ability or the ability of any of our affiliates to effect or unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds; Hedging” herein;

then, for purposes of calculating the level of the index, any payments on the Notes or making any other determinations as of or after that time, the Calculation Agent will make those calculations and adjustments as the Calculation Agent determines may be necessary in order to arrive at a level for the index comparable to such index or such successor index, as the case may be, as if those changes or modifications had not been made, and calculate the amount of interest, payment at maturity and other amounts payable on the Notes (including the individual inputs thereof), or the amount of money payable, with reference to such index or such successor index, as adjusted. In that event, the Calculation Agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the indenture, to each security holder, or in the case of global securities, the depositary, as holder of the global securities.

The Calculation Agent will make all determinations with respect to adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made. The Calculation Agent will provide information about any adjustments it makes upon your written request.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated by determining the product of the Accrual Rate and the applicable Accrual Factor for the relevant Interest Period.  The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the “Redemption at the Option of the Issuer” provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the values for the Reference Rate and the Index Level are determined; the value for the Reference Rate is then evaluated relative to the Reference Rate Range, and the Index Level is evaluated relative to the Index Barrier.  The amount of interest payable on the Notes for any Interest Period is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which (i) the Reference Rate is within the Reference Rate Range and (ii) the Index Level is greater than or equal to the Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Reference Rate Range and the Index Level is greater than or equal to the Index Barrier, interest will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of the Accrual Rate of 8.00% and the applicable Accrual Factor.

The maximum possible per annum interest rate for any Interest Period is the Accrual Rate, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier.  As a result, the per annum interest rate for any Interest Period could potentially be zero. See “Risk Factors—The Notes are subject to interest payment risk based on the Reference Rate and the Index Level.”

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable, if any, on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period under different Accrual Factor scenarios.  These examples are based on the Accrual Rate of 8.00%. These examples are also based on the Notes having quarterly Interest Payment Dates, and the interest payments being calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

The Accrual Factors set forth in the hypothetical examples have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the Index. Numbers in the table below have been rounded for ease of analysis.

The examples below assume the Notes are held until the Maturity Date and no Market Disruption Event with respect to the Index has occurred or is continuing on any Index Business Day during the hypothetical Interest Periods. These examples do not take into account any tax consequences from investing in the Notes.
Accrual Rate	Number of calendar days on which the Reference Rate was within the Reference Rate Range and the Index Level was greater than or equal to the Index Barrier	Accrual Factor	Interest Rate (per annum)1	Effective Interest Rate2	Interest Payment Amount (per $1,000 Note)3
8.00%	90	100.00%	8.00%	2.00%	$20.00
8.00%	60	66.67%	5.33%	1.33%	$13.30
8.00%	30	33.33%	2.67%	0.67%	$6.70
8.00%	0	0.00%	0.00%	0.00%	$0.00

1.     The interest rate per annum for any Interest Period will be equal to the product of the Accrual Rate of 8.00% and the applicable Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier.
2.     Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
3.     Interest payment amount for any Interest Payment Date, if any, equals the principal amount times the effective interest rate.

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is within the Reference Rate Range and the Index Level is greater than or equal to the Index Barrier, the related Accrual Factor would equal 100%, or 1.0.  In this case, the Accrual Rate of 8.00% per annum would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Accrual Rate of 8.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $20.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.00% x (90/360) = 2.00%
Interest Payment = $1,000 x 2.00% = $20.00

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier, the related Accrual Factor would equal 0%, or 0.0.  In this case, no interest would accrue for any day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the Reference Rate Range and the Index Level is greater than or equal to the Index Barrier on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is outside the Reference Rate Range and/or the Index Level is less than the Index Barrier on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333.  In this case, interest would accrue at the Accrual Rate of 8.00% per annum in respect of 33.33% of the days in that Interest Period, while no interest would accrue in respect of the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.67%, calculated as follows:

Per Annum Interest Rate = (8.00% x 0.3333) = 2.67%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $6.70 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.67% x (90/360) = 0.67%
Interest Payment = $1,000 x 0.67% = $6.70

HISTORICAL INFORMATION

Reference Rate

The following graph sets forth the Reference Rate for the period from December 6, 1984 to June 5, 2012.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the Reference Rate will be within the Reference Rate Range on any day of any Interest Period.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.

The bold lines in the graph indicate the Reference Rate Range of 0.00% to 7.00%.

This graph shows the Reference Rate from December 6, 1984 (the earliest date on which the level of the Reference Rate is available on Bloomberg) to June 5, 2012.  The level of the Reference Rate has been above 7.00% (and thus, outside the Reference Rate Range) for extended periods during this time frame.

The Index

The following table sets forth the published high and low Index Levels, as well as end-of-quarter Index Levels, for each quarter in the period from January 1, 2007 through June 5, 2012.  The graph following the table sets forth the daily closing levels of the Index for the period from January 1, 1997 through June 5, 2012.  The closing level of the Index on June 5, 2012 was 1285.50.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any calendar day during the term of the Notes.  The graph below does not reflect the return the Notes would have had during the period presented because it does not take into account the Reference Rate or our redemption right.

S&P 500® Index	High	Low	Period End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,257.60	1,408.47
Second Quarter (through June 5, 2012)	1,419.04	1278.04	1285.50

The bold line in the graph indicates the Index Barrier of 995.

SUMMARY TAX CONSEQUENCES

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.”  The Notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments,” and it is expected, and this discussion assumes, that the Notes will be issued with original issue discount (“OID”).  Because the Notes will be offered to initial purchasers at varying prices, it is expected that the “issue price” of the Notes for U.S. federal income tax purposes will be uncertain.  We currently intend to treat the issue price as $950 for each $1,000 principal amount Note, and to determine the amount of OID on the Notes accordingly.  If you purchase Notes at a different price, please see the section below entitled “Acquisition Premium.”  You should consult your tax adviser regarding the uncertainty with respect to the Notes’ issue price, including the tax consequences to you if the actual issue price of the Notes for U.S. federal income tax purposes is not $950 for each $1,000 principal amount Note.

Assuming the characterization of the Notes as “variable rate debt instruments” is respected, you will be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes, and gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

Solely for purposes of determining the amount of OID you must include in income with respect to a Note for each taxable year, the Note will be converted into an “equivalent” fixed-rate debt instrument.  Under applicable Treasury regulations, the Interest Rate is replaced by a fixed rate (the “replaced fixed rate”) that reflects the yield that is reasonably expected for the Note.  We have determined that the replaced fixed rate is an annual rate of 8.00%, compounded quarterly.  Our determination of the replaced fixed rate does not constitute a representation by us regarding the actual amounts of interest, if any, that we will pay on the Notes.

Assuming that the issue price of the Notes for U.S. federal income tax purposes is $950 for each $1,000 principal amount Note, each $1,000 principal amount Note will be treated as bearing an amount of OID equal to $50.  This OID will be taxed over the term of the Notes according to a constant-yield method based on a compounding of interest, regardless of your method of tax accounting.  See the section entitled “U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Fixed-Rate Debt Instruments” in the prospectus supplement.  Under this method, and subject to the discussion below regarding acquisition premium, you will be required for U.S. federal income tax purposes to accrue an amount of OID for each period prior to and including the maturity (or earlier sale, exchange or retirement) of a Note that equals the product of (i) the excess of the Note’s “adjusted issue price” as of the beginning of the accrual period, multiplied by the Note’s “yield to maturity,” adjusted for the length of the accrual period, over the amount of interest allocable to the accrual period that would have been payable on the “equivalent” fixed-rate debt instrument, and (ii) the number of days during the accrual period that you held the Note divided by the number of days in the accrual period.  The “yield to maturity” is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the “equivalent” fixed-rate debt instrument, produces an amount equal to the issue price of the debt instrument.  The “adjusted issue price” of a Note is its issue price increased by any OID previously accrued.  Information regarding the accrual of OID on the Notes will be made publicly available on the Internal Revenue Service website, currently accessible through Internal Revenue Service Publication 1212 at www.irs.gov/pub/irs-pdf/p1212.pdf.

Acquisition Premium.  If you purchase a Note for an amount that is greater than the Note’s issue price but less than or equal to the principal amount of the Note, you will be considered to have purchased the Note with acquisition premium.  Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the Note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

Possible Alternative Treatment.  It is possible that the Internal Revenue Service could determine that the above treatment of the Notes is incorrect and that the Notes are in fact “contingent payment debt instruments” for U.S. federal income tax purposes.  Any such determination could have adverse U.S. federal income tax consequences for you.  For example, if the Notes were properly treated as contingent payment debt instruments, any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) would be treated as interest income for U.S. federal income tax purposes.  You should consult your tax adviser regarding the U.S. federal income tax consequences to you if the Notes were properly treated as contingent payment debt instruments.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

We do not provide any advice on tax matters.  You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

USE OF PROCEEDS; HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity of the Notes.

We, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of 6-Month USD LIBOR, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Risk Factors — The price you paid for the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices, if any” and “Risk Factors — There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc., as the Selling Agent, and the Selling Agent has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at $50 per $1,000 of principal amount of the Notes, resulting in aggregate proceeds to us of $4,750,000. The Selling Agent will receive commissions from us of up to $50 per $1,000 principal amount of the Notes, or $250,000 of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. The Selling Agent has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same concession. You can find more information in the section entitled “Supplemental Plan of Distribution” on page S-26 of the prospectus supplement.

The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices or at negotiated prices; provided however, that such price will not be less than $950 per $1,000 principal amount of the Notes and will not be more than $1,000 per $1,000 principal amount of the Notes.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $35,000.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above. In addition, from time to time, the Selling Agent and its affiliates have engaged and in the future may engage, in transactions with us and have performed, and in the future may perform, services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the Selling Agent is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the Selling Agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Notes are a new issue of securities with no established trading market. We have been advised by the Selling Agent that the Selling Agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice. No assurance can be given as to the liquidity or existence of any trading market for the Notes.

US $5,000,000

Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

Senior Callable 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes
due June 8, 2027

Medium-Term Notes, Series A

Pricing Supplement

(to prospectus dated December 22, 2010
and prospectus supplement dated June 6, 2011)